EXHIBIT 77D

SELIGMAN FRONTIER FUND, INC.

At a Board meeting held June 10-11, 2009, the Board approved the following change to the Fund's non-fundamental investment policies:

     Changing the Fund's non-fundamental policy regarding investment in foreign securities from a policy limiting foreign investments to 15% of net assets not including American Depositary Receipts (ADRs) to a policy limiting foreign investments to 25% of net assets including ADRs.

At a Board meeting held Sept. 8-10, 2009, the Board approved the following changes to the Fund's non-fundamental investment policies:

     Elimination of the Fund's non-fundamental investment policy that no more than 10% of the Fund's net assets may be invested in exchange-traded funds
     (ETFs).

     Elimination of the Fund's non-fundamental investment policy that it may not sell short or maintain a short position. However, the Fund will continue its current policy of seeking approval from the Fund's Board of Directors prior to engaging in short sales.

     Elimination of the Fund's non-fundamental investment policy limiting the Fund's exposure to access trades to 5% of total assets at the time of purchase.

     Elimination of the Fund's non-fundamental investment policy that it may not borrow more than 15% of the value of its total assets and adopted the non-fundamental investment policy that it may not borrow money, except for temporary purposes (not for leveraging or investment) in an amount not to exceed 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) immediately after the borrowings.

     Elimination of the Fund's non-fundamental investment policy that the Fund may not invest for the purpose of controlling or managing any company.

     Elimination of the Fund's non-fundamental investment policy that the Fund may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.